

April 7, 2011

George A. Rosenbaum, Jr.
Chief Financial Officer
Western Liberty Bancorp
8363 W. Sunset Road, Suite 350
Las Vegas, Nevada 89113

> **Re: Western Liberty Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 30, 2011**
> **File No. 333-170862**

Dear Mr. Rosenbaum:

We have reviewed your response letter and amended registration statement filed on March 30, 2011 and have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please note the requirements of Regulation S-X with respect to the age of financial statements. Please file updated financial statements in your next amendment.

2.   Noting that the issuer is not qualified to do an "at the market" offering, provide the staff with an analysis as to why these resales should be viewed as secondary offers and not as indirect primaries. In this regard, and for each of the four bullets on the cover page, analyze for the staff why these resales are not actually conduits for the issuer. For each bullet, also address if any affiliates are holders, why they should not be deemed underwriters and why affiliate resales are not restricted by Rule 145 of the Securities Act. We may have further comment.

Selling Security Holders, page 18

3.   We note your disclosure on page 18 in response to prior comment 1 of our letter dated December 14, 2010.   Please disclose the natural person(s) who have or share the voting and dispositive powers with respect to the securities to be offered for resale by legal entities in the table, such as Banyan Tree Capital Limited, Gabelli Group Capital Partners, Inc. and FM Multi-Strategy Investment Fund LP.
For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.   Revise the fourth paragraph on page 18 to delete the words "has informed us that he, she or it" from the first sentence. In addition, make the positive statement that no selling security holders are broker/dealers.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
         Jeffrey A. Horwitz, Esq.
         Frank J. Lopez, Esq.
         Proskauer Rose, LLP
         (212) 969-2900